Exhibit 99.1

Alarum Technologies Announces Fourth Quarter and Annual 2024 Results

A Pivotal Year, Marking Accomplishment of Strategic Shift to Data Collection,

Hits Milestones Toward Becoming a Driving Force in the AI Revolution

2024 revenue increased to $31.8 million, of which $7.4 million was in the fourth quarter;

2024 net profit rose to $5.8 million and adjusted EBITDA reached $9.4 million;

Cash and liquid investments balance at year-end amounted to $25 million

TEL AVIV, Israel, March 20, 2025 (GLOBE NEWSWIRE) -- Alarum Technologies Ltd. (Nasdaq, TASE: ALAR) (“Alarum” or the “Company”), a global provider of web data collection solutions, today announced financial results for the fourth quarter and full year ended December 31, 2024.

Shachar Daniel, Chief Executive Officer of Alarum, said: “2024 was a landmark year for Alarum, as we successfully executed our strategic vision, to focus on data collection. This transformation comes at a time when AI is reshaping the world at an unprecedented pace. As data fuels intelligence, the companies that will lead this revolution are those that anticipate change, build a strong foundation, and position themselves for long-term success. This is exactly what we are striving for - taking it step by step.”

Market Trends Shaping Business Short-and Long-Term

-	Alarum Engaged in AI Model Training Trial Projects: as AI trends accelerated toward the end of 2024, collecting accurate data at massive scales has become increasingly critical. In the fourth quarter of 2024 and the first quarter of 2025, leading global companies, including one of the world’s largest online marketplace corporates, have selected Alarum’s Data Collection solutions for initial AI model training of mega-scale trial projects.

-	Industry Trends and Market Dynamics: With the growing demand for data, AI companies and data providers are forced to adapt to a rapidly evolving landscape, with websites implementing new technological barriers to data collection. This dynamic environment has led to revenue fluctuation across the industry. Alarum’s financial strength and operational efficiency allow it to capitalize on long-term market growth, leveraging its robust technological foundation, established customer base, and strategic engagements with industry leaders.

-	Financial Resilience: Alarum’s solid balance sheet and efficient operations enable it to stay ahead of the competition, seize opportunities promptly and adapt its long-term plans as required.

-	Long-term Product Strategy and Vision: Evolving market needs validate Alarum’s focus on in-depth research and aligned roadmaps. Recognizing the current era as a paramount opportunity, the Company continues to prioritize and allocate resources to seize and focus mainly on long-term growth opportunities, aiming to elevate its position to the next level.

Recent Developments and Business Highlights

-	Network Expansion: Alarum significantly scaled its IP network (IPPN) infrastructure in 2024, reinforcing its position as a key player in large-scale data collection. Its leadership was also acknowledged in the comprehensive public report on the IPPN industry, the 2024 PROXYWAY Market Research[1], which named Alarum’s NetNut Ltd. (“NetNut”) as a top performer.

-	Introducing Innovative Data Collection & Labeling Solutions: Alarum has introduced cutting-edge solutions, designed to provide seamless and scalable access to high-quality data. In the second half of 2024, the Company recorded initial sales from the Website Unblocker and SERP API (Search Engine Results Page Application Programming Interface) products, and it also made progress with the development of an AI Data Collector.

-	NetNut’s Net Retention Rate (“NRR”)[2] reached 1.27 as of December 31, 2024, compared to 1.53 as of December 31, 2023, yet another consecutive quarter of achieving an NRR well-above 1.

-	Chen Katz, Chairman of The Board of Alarum, commented: "Our 2024 results showcase the success of our strategic shift, which is well supported by our financial resilience. With a sharp focus on data collection, we have built a solid foundation for long term sustainability in the AI data-driven era. I am excited to see how our continued innovation and execution will shape the future of our company.”

Summary of Financial Results3

(in millions of U.S. dollars, rounded, except per share amounts and margins)

	For the Year Ended December 31,		For the Three Months Ended December 31,
	2024	2023	2024	2023
	(Audited)	(Audited)	(Unaudited)	(Unaudited)
Total Revenue	31.8	26.5	7.4	7.1
of which, Web Data Collection Revenue was	30.9	21.3	7.2	6.7
Gross profit	23.9	18.8	5.3	5.3
Gross margin (in percentage)	75.1%	70.9%	72.4%	75.0%
Non-IFRS gross margin (in percentage)	77.0%	74.3%	74.3%	77.2%
Total operating expenses	17.2	24.3	5.0	3.6
Financial income (expense), net	0.3	(0.6)	0.2	(0.1)
Tax benefit (expense)	(1.2)	0.5	(0.1)	(* )
Net profit (loss) from continuing operations	5.8	(5.6)	0.4	1.7
Adjusted EBITDA from continuing operations	9.4	5.2	1.5	2.2
Basic earnings (loss) per ADS from continuing operations (in U.S. dollars)	$0.87	$(1.35)	$0.06	$0.28
Non-IFRS basic earnings (loss) per American Depository Share (“ADS”) from continuing operations (in U.S. dollars)	$1.26	$(1.14)	$0.20	$0.38
Cash, cash equivalents and debt investments (including accrued interest)[4]	25.0	10.9	25.0	10.9
Shareholders’ equity[3]	26.4	13.2	26.4	13.2

*	Less than $0.1 million

[1]	https://proxyway.com/research/proxy-market-research-2024
[2]	See definition under “Other Metrics”
[3]	The table below contains certain non-IFRS financial measures. See “Use of Non-IFRS Financial Results” for additional information regarding these measures and reconciliations to the most comparable IFRS measures.
[4]	As of the last day of the period.

Fourth Quarter and Full Year 2024 Financial Analysis

-	Revenue in Q4 2024 grew 4% year-over-year to $7.4 million (Q4 2023: $7.1 million). The increase is attributed to our NetNut web data collection business, which grew 7% to $7.2 million in Q4 2024, up from $6.7 million in Q4 2023. Revenue for the whole year 2024 grew 20%, rising to a record of $31.8 million (2023: $26.5 million). The Web Data Collection revenue reached a Company record $30.9 million in 2024, achieving 45% year-over-year growth (2023: $21.3 million).

-	Cost of revenue in Q4 2024 was $2.0 million (Q4 2023: $1.8 million). Full year 2024, cost of revenue was $7.9 million, (2023: $7.7 million). During these periods, costs have shifted towards investment in the Company’s IP network, as per its strategic decision announced in July 2023 to focus solely on its web data collection business.

-	Operating expenses in Q4 2024 totalled $5.0 million (Q4 2023: $3.6 million). The quarterly change was driven mainly by the increase in the NetNut Data Collection operations, primarily research and development salary costs. For the full year 2024, operating expenses were down to $17.2 million (2023: $24.3 million), mainly due to 2023-related impairment costs of goodwill and intangible assets and the strategic decision to scale down the Company’s consumer internet access business operations, partially offset by the increase in Data Collection operating expenses.

-	Financial income, net, in Q4 2024 was $0.2 million (Q4 2023: financial expense, net, of $0.1 million). Financial income, net, for 2024, increased to $0.3 million (2023: financial expense, net, of $0.6 million). This shift to financial income, net, from an expense, net, was mainly due to the increase in interest income from cash deposits as well as lower financial expenses related to short- and long-term loans.

-	2024 cash flow from operating activities rose 93%, to $8.9 million, compared to last year (2023: $4.6 million).

-	Bottom line, 2024 net profit from continuing operations rose to a record $5.8 million (2023: loss of $5.6 million), and the corresponding 2024 Adjusted EBITDA was up at a Company record $9.4 million (2023: $5.2 million).

-	As of December 31, 2024, shareholders’ equity doubled, totalling $26.4 million, up from $13.2 million as of December 31, 2023. The increase was driven by the switch to net profit from net loss as well as warrants and options exercises.

-	Outstanding ordinary share count as of December 31, 2024, was approximately 69.1 million shares, or 6.9 million in ADSs.

Financial Outlook

“In line with our guidance, total fourth quarter 2024 revenues increased to $7.4 million, of which $7.2 million were attributed to Web Data Collection, and fourth quarter 2024 Adjusted EBITDA reached $1.5 million. Our cash and liquid investment balance on December 31, 2024, increased to $25 million, demonstrating once again success in cashflow generation,” said Mr. Shai Avnit, Chief Financial Officer of Alarum.

“As we look ahead, our revenue guidance reflects the ongoing shifts in the global data collection. First quarter 2025 revenues are estimated at $7.3 million ±3% and Adjusted EBITDA for the first quarter 2025 is expected to range from $0.8 million to $1.2 million. We are navigating a period of adjustment as the industry evolves, and while short-term revenue growth may be lower than in previous quarters, we remain focused on the bigger picture, and on generating long-term and sustainable value for the Company’s stakeholders,” Mr. Avnit concluded.

We are unable to present a reconciliation of our estimated Adjusted EBITDA to net profit from continuing operations as we are unable to predict with reasonable certainty, and without unreasonable effort, the impact and timing of certain expenses on our net profit from continuing operations. The financial impact of these expenses is uncertain and is dependent on various factors, including timing, and could be material to our consolidated statements of profit or loss and other comprehensive income (loss).

Fourth Quarter 2024 Financial Results Conference Call

Mr. Shachar Daniel, Chief Executive Officer of Alarum, and Mr. Shai Avnit, Chief Financial Officer of Alarum, will host a conference call today, March 20, 2025, at 8:30 a.m. ET, 5:30 a.m. Pacific time, 2:30 p.m. Israel, to discuss the fourth quarter and full year 2024 results and the first quarter 2025 outlook, followed by a Q&A session. To attend, please dial one of the following numbers, at least five minutes before the call starts: 1-877-407-0789 or 1-201-689-8562. If you are unable to connect using the toll-free number, please try the international dial-in number. An Israeli toll-free number is: 1 809 406 247. Participants will be required to state their name and company upon dialling in.

Replay: The conference call will be broadcast live and available for replay here, after 11:30 a.m. ET on March 20, 2025, through April 20, 2025. Toll-free replay numbers: 1-844-512-2921 or 1-412-317-6671, ID: 13751807.

Forward-Looking Statements

-	This press release contains forward-looking statements within the meaning of the “safe harbor” words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Alarum is using forward-looking statements in this press release when it discusses strategic vision, benefits, advantages and capabilities of Alarum’s solutions, the growing demand for data, that Alarum’s financial strength and operational efficiency allow it to capitalize on long-term market growth, that Alarum’s solid balance sheet and efficient operations enable it to stay ahead of the competition, seize opportunities promptly and adapt its long-term plans as required, that the Company continues to prioritize and allocate resources to seize and focus mainly on long-term growth opportunities and its aim to elevate its position to the next level, the estimates of the revenues for the first quarter 2025 revenues and Adjusted EBITDA, that short-term revenue growth may be lower than in previous quarters, and the Company’s focus on the bigger picture, and on generating long-term and sustainable value for the Company’s stakeholders. Because such statements deal with future events and are based on Alarum’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Alarum could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Alarum’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 20, 2025, and in any subsequent filings with the SEC. Except as otherwise required by law, Alarum undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Alarum is not responsible for the contents of third-party websites.

Condensed Consolidated Statements of Financial Position (in thousands of U.S. dollars)
	December 31,
	2024	2023
	(Audited)
Assets
Current assets:
Cash and cash equivalents	15,081	10,872
Trade receivables, net	3,231	1,994
Other receivables	503	399
	18,815	13,265

Non-current assets:
Long-term deposits	121	104
Other non-current assets	85	145
Property and equipment, net	130	88
Right-of-use assets	498	779
Deferred tax assets	422	181
Debt investments at fair value through other comprehensive income	9,256	-
Debt investments at fair value through profit or loss	555	-
Intangible assets, net	811	1,386
Goodwill	4,118	4,118
Total non-current assets	15,996	6,801
Total assets	34,811	20,066

Liabilities and equity
Current liabilities:
Trade payables	251	369
Other payables	4,484	2,439
Current maturities of long-term loan	938	290
Contract liabilities	1,987	1,983
Derivative financial instruments	148	109
Short-term lease liabilities	359	370
Total current liabilities	8,167	5,560

Non-current liabilities:
Long-term lease liabilities	261	523
Long-term loans, net of current maturities	32	802
Total non-current liabilities	293	1,325
Total liabilities	8,460	6,885

Equity:
Ordinary shares	-	-
Share premium	111,892	100,576
Other equity reserves	11,012	14,938
Accumulated deficit	(96,553)	(102,333)
Total equity	26,351	13,181
Total liabilities and equity	34,811	20,066

Condensed Consolidated Statements of Profit or Loss

(in thousands of U.S. dollars, except per share amounts)

	For the Year Ended December 31,		For the Three Months Ended December 31,
	2024	2023	2024	2023
	(Audited)	(Audited)	(Unaudited)	(Unaudited)
Continuing operations
Revenue	31,824	26,521	7,370	7,107
Cost of revenue	7,915	7,711	2,032	1,778
Gross profit	23,909	18,810	5,338	5,329

Operating expenses:
Research and development	4,495	3,557	1,210	795
Sales and marketing	7,033	10,035	1,988	1,579
General and administrative	5,661	4,406	1,749	1,207
Impairment of goodwill	-	6,311	-	-
Total operating expenses	17,189	24,309	4,947	3,581

Operating profit (loss)	6,720	(5,499)	391	1,748

Financial income (expense), net	281	(590)	163	(54)
Profit (loss) from continuing operations before income tax	7,001	(6,089)	554	1,694
Tax benefit (expense)	(1,221)	482	(112)	(22)
Profit (loss) from continuing operations, net of income tax	5,780	(5,607)	442	1,672
Profit from discontinued operations, net of income tax	-	82	-	-
Net profit (loss) for the period	5,780	(5,525)	442	1,672
Other comprehensive income (loss) for the period
Change in fair value of debt investments	(80)	-	(80)	-
Total comprehensive income (loss) for the period	5,700	(5,525)	362	1,672

Basic profit (loss) per share:
Continuing operations	$0.09	(0.14)	0.01	0.03

Discontinued operations	-	*	-	-
	$0.09	(0.14)	0.01	0.03
Diluted profit (loss) per share:
Continuing operations	$0.08	(0.14)	0.01	0.03

Discontinued operations	-	*	-	-
	$0.08	(0.14)	0.01	0.03

Basic profit (loss) per ADS:

Continuing operations	$0.87	(1.35)	0.06	0.28

Discontinued operations	-	*	-	-
	$0.87	(1.35)	0.06	0.28

*	Less than $0.01

Use of Non-IFRS Financial Results

In addition to disclosing financial results calculated in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, this press release contains non-IFRS financial measures of EBITDA (EBITDA loss), Adjusted EBITDA (Adjusted EBITDA loss), non-IFRS net profit (loss), non-IFRS gross profit, non-IFRS gross margin and non-IFRS basic earnings (loss) per share or ADS for the periods presented. The Company defines EBITDA (EBITDA loss) as net profit (loss) from continuing operations before depreciation, amortization and impairment of intangible assets, financial income (expense) and income tax; defines Adjusted EBITDA (Adjusted EBITDA loss) as EBITDA (EBITDA loss) as further adjusted to remove the impact of (i) impairment of goodwill (if any); and (ii) share-based compensation; defines non-IFRS net profit (loss) as net profit (loss) from continuing operations before depreciation, amortization and impairment of intangible assets, impairment of goodwill, financial income (expense) effects primarily related to derivative financial instruments as well as long-term loans, deferred tax effects and share-based compensation; defines non-IFRS gross profit as gross profit from continuing operations adjusted to remove the impact of depreciation, amortization and impairment of intangible assets and share-based compensation recorded under cost of revenues; defines non-IFRS gross margin as the percentage of the non-IFRS gross profit out of revenues; and defines non-IFRS basic earnings (loss) per share or ADS as non-IFRS net profit (loss) divided by the weighted average number of ordinary shares or ADSs. The Company’s management believes the non-IFRS financial information provided in this press release is useful to investors’ understanding and assessment of the Company’s ongoing operations. Management also uses both IFRS and non-IFRS information in evaluating and operating its business internally, and as such deemed it important to provide this information to investors. The non-IFRS financial measures disclosed by the Company should not be considered in isolation, or as a substitute for, or superior to, financial measures calculated in accordance with IFRS, and the financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated. Investors are encouraged to review the reconciliations of these non-IFRS measures to their most directly comparable IFRS financial measures provided in the financial statement tables herein.

Other Metrics

Net retention rate (NRR) is a key indicator of customer base health and revenue expansion. It is based on NRR point in time, which measures the revenue growth of customers over the past four quarters, compared to the revenue generated from these customers during the same period a year earlier.

NRR is calculated as an average of the NRR points in time for the end of the current period and the three preceding quarters.

NRR > 1 (or 100%): Indicates revenue growth driven by existing customers, where upsells and cross-sells outweigh churn.

NRR < 1 (or 100%): Shows revenue loss due to churn exceeding gains from upsells or cross-sells.

Non-IFRS Financial Measures (in millions of U.S. dollars, rounded)

The following tables present the reconciled effect of the above on the Company’s Adjusted EBITDA (EBITDA loss); non-IFRS net profit (loss); and non-IFRS gross profit for the year and three months ended December 31, 2024 and 2023:

	For the Year Ended December 31,		For the Three Months Ended December 31,
	2024	2023	2024	2023
Net profit (loss) from continuing operations	5.8	(5.6)	0.4	1.7
Adjustments:
Depreciation, amortization and impairment of intangible assets	0.6	3.5	0.2	0.1
Financial expense (income), net	(0.4)	0.6	(0.1)	0.1
Tax expense (benefit)	1.4	(0.5)	0.1	*
EBITDA (EBITDA loss)	7.4	(2.0)	0.6	1.9
Adjustments:
Impairment of goodwill	-	6.3	-	-
Share-based compensation	2.0	0.9	0.9	0.3
Adjusted EBITDA for the period	9.4	5.2	1.5	2.2

*	Less than $0.1 million

	For the Year Ended December 31,		For the Three Months Ended December 31,
	2024	2023	2024	2023
Net profit (loss) from continuing operations	5.8	(5.6)	0.4	1.7
Adjustments:
Depreciation, amortization and impairment of intangible assets	0.6	3.5	0.2	0.1
Financial expense (income), net effects	0.1	0.1	(*)	0.2
Deferred tax effects	(0.1)	(0.5)	(0.1)	*
Impairment of goodwill	-	6.3	-	-
Share-based compensation	2.0	0.9	0.9	0.3
Non-IFRS net profit for the period	8.4	4.7	1.4	2.3

*	Less than $0.1 million

	For the Year Ended December 31,		For the Three Months Ended December 31,
	2024	2023	2024	2023
Gross profit from continuing operations	23.9	18.8	5.3	5.3
Adjustments:
Depreciation, amortization and impairment of intangible assets	0.6	0.9	0.2	0.2
Share-based compensation	*	*	*	*
Non-IFRS gross profit for the period	24.5	19.7	5.5	5.5

*	Less than $0.1 million

About Alarum Technologies Ltd.

Alarum Technologies Ltd. (Nasdaq, TASE: ALAR) is a global provider of web data collection solutions, empowering organizations to gain a competitive edge by streamlining the collection, extraction, and analysis of large-scale structured data from public online sources. Our data collection solutions by NetNut, are based on our world’s fastest and most advanced and secured hybrid proxy network, which comprises both exit points based on our proprietary reflection technology and hundreds of servers located at our ISP partners around the world. Pushing the boundaries of innovation in data collection, we are building a robust platform, complemented by the Website Unblocker, Data Collector, Data Sets and AI data collector. As the impact of the AI revolution unfolds, Alarum, with its robust market-leading data collection offerings is preparing itself to play a meaningful role as the world reshapes in a new form.

For more information about Alarum and its web data collection solutions, please visit www.alarum.io.

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